Occidental Petroleum Corporation	10889 Wilshire Boulevard Los Angeles, California 90024
	Telephone	(310) 208-8800
	Facsimile	(310) 443-6690

JAMES M. LIENERT executive vice president and chief financial officer
Direct Telephone	(310) 443-6685
Direct Facsimile	(310) 443-6686

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

June 28, 2011

Via Facsimile and Air Courier

United States Securities and Exchange Commission
100 F Street N.E., Stop 4628
Washington, D.C. 20549

Attention:	Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance

	Re:	Occidental Petroleum Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
Response Letter Dated May 17, 2011
File No. 001-9210

Dear Mr. Skinner:

The information set forth below is submitted in response to your comments on the referenced filing, as set forth in your June 20, 2011 letter.  Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2010 Form 10-K.  The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

To protect confidential business and financial information, Occidental requests, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. Section 200.83, that the information described below be treated as confidential and not be disclosed to any person pursuant to the Freedom of Information Act or otherwise:

All redacted information in Response to Comment 2 and in Appendix A and Appendix B indicated by asterisks (*).

Under Rule 83, each page of this letter on which redactions appear is marked “Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83.”

Occidental Response to SEC Letter	June 28, 2011

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

The remainder of this request and information for a company contact appear at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Middle East/North Africa, page 16
Iraq, page 16

1.
We note your response to comment three which indicates that you are paid a supplementary fee in addition to cost recovery and remuneration.  Please tell us how this supplementary fee is determined and clarify whether it relates to recovery of direct costs incurred.

Response to Comment 1

Please refer to our responses to Comment 2.

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83 (a)

As noted, we request confidential treatment of the information in the responses to Comment 2 and in Appendix A and Appendix B and request that you return this information upon conclusion of the Commission's review to the undersigned at the address noted above.

2.	We note that you declared [***] barrels of oil associated with your interest in the Zubair field. In connection with this estimate of reserve oil, please:

●	clarify if you are entitled to take the related production in-kind and if applicable, whether you consistently choose this option;

Response to Comment 2

[***]

●
provide to us your annual schedule of projected production including gross oil production as well as your disclosed net share.  This schedule should include your estimated revenues associated with the production of these reserves as well as the development, production, and other direct costs associated with this field; and

__________________________
(a) Occidental Petroleum Corporation requests that the information identified in this request be treated as confidential information and that the Commission provide timely notice to the company's General Counsel before it permits any disclosure of the marked information.

Occidental Response to SEC Letter	June 28, 2011

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Response to Comment 2

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●
tell us how you determined that you have a net economic interest in this field, as contemplated by ASC 932.  Please separately address in your response each of the various types of fees (e.g. cost recovery, supplementary fee, remuneration fee) you receive under the contract.

Response to Comment 2

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Occidental Response to SEC Letter	June 28, 2011

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

[***]

Occidental Response to SEC Letter	June 28, 2011

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

[***]

Request for Confidential Treatment

To protect confidential business and financial information, Occidental requests confidential treatment of certain information in this letter.

If any person (including any government employee who is not a member of the SEC staff) requests an opportunity to inspect or copy such documentation and information, Occidental requests that you (i) promptly notify the company’s General Counsel of such request by writing to the General Counsel at the address noted above or by facsimile at (310) 443-6195, or by calling (310) 443-6176; (ii) furnish the General Counsel with a copy of all written material pertaining to such request (including but not limited to the request itself and any determination by the SEC staff with respect to such request); and (iii) give the General Counsel sufficient advance notice of any intended release so that Occidental may, if it deems it necessary or appropriate, pursue any available remedies.  If the Commission is not satisfied that the redacted information in this letter is exempt from disclosure, the company requests an opportunity to be heard on its claim of exemption.

This request also applies to any reports, summaries, analyses, letters, or memoranda arising out of, in anticipation of, or in connection with, the Commission’s examination or inspection and memoranda, notes, transcripts or writings of any kind which are made by or at the direction of an employee of the Commission (or any other governmental agency authorized to do so) and which incorporate, include or relate to any of the matters (1) contained in the identified information or any materials furnished by Occidental to the Commission (or any other governmental agency) or (2) referred to in any conference, meeting, or telephone conversation between (a) counsel for, or employees of, Occidental and (b) employees of the Commission (or any other governmental agency).

In addition, pursuant to Rule 12b-4 under the Exchange Act, Occidental respectfully requests that the Commission return all such supplemental information upon conclusion of the Commission’s review to the undersigned at the address noted above.

Occidental Response to SEC Letter	June 28, 2011

____________________________________________________

We believe that (i) the referenced filing substantially complies with the requirements of GAAP, Regulation S-X and Regulation S-K, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filing was and is fairly stated in all material respects as of the date of such disclosures.
____________________________________________________

Occidental acknowledges that:

•	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filing; and

•	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6685.

Very truly yours,

/s/ JAMES M. LIENERT

James M. Lienert
Executive Vice President and
Chief Financial Officer

Occidental Response to SEC Letter	June 28, 2011

Appendix A

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

[***]

Occidental Response to SEC Letter	June 28, 2011

Appendix B

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

Example – Calculation of Occidental’s Share of Production for Year 2012 in Appendix A

[***]

Occidental Response to SEC Letter	June 28, 2011

Appendix B

Confidential Treatment is requested by Occidental Petroleum pursuant to 17 C.F.R. 200.83

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